Exhibit 99.1

BIOBLAST PHARMA LTD.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Extraordinary General Meeting of the Shareholders of BioBlast Pharma Ltd. (“Company”) will be held on Wednesday, March 18, 2015, at 10:00 am (Israel Time), at the offices of the Company's counsel (Zysman, Aharoni, Gayer & Co.) at "Beit Zion", 41-45 Rothschild Blvd., 8th Fl., Tel Aviv 65784, Israel (“Meeting”), for the following purposes:

1.	Approval of Employment Terms of the Company’s New President and Chief Executive Officer, Mr. Colin Foster.

2.	Approval of the Compensation Terms of Dr. Dalia Megiddo, in her New Position as Chief Development Officer.

3.	Approval of a Bonus to Mr. Udi Gilboa, the Company’s Chief Financial Officer and VP of Operations.

Record Date and Right to Vote

Subject to the provisions of Israeli law and the Company's Articles of Association (“Articles”), only shareholders of record as of the close of trading on the Nasdaq Global Market on February 18, 2015 (“Record Date”) are entitled to attend and vote at the Meeting and any adjournments or postponements thereof. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares of the Company par value NIS 0.01 per share (“Ordinary Shares”) through a bank, broker or other nominee which was one of the Company’s shareholders of record at the close of business on the Record Date.

A shareholder whose Ordinary Shares are registered in his, her, or its favor with a member of a stock exchange and are included in the Ordinary Shares which are registered in the register of shareholders of the Company under the name of such member of a stock exchange, shall be required to prove ownership of such Ordinary Shares as of the Record Date by providing the Company, before the time appointed for holding the Meeting, with proof of ownership, issued by a member of a stock exchange, or a copy of the shareholder's Identification Card, passport, or Incorporation Certificate, if such shareholder is registered in the register of shareholders of the Company.

Legal Quorum

Under the Articles, no business may be transacted at any shareholders meeting unless a quorum is present when the meeting begins. The quorum required for a meeting is the presence, in person or by proxy or by a voting deed, of at least two shareholders, holding in the aggregate at least one third of the issued and outstanding Ordinary Shares as of the Record Date (“Quorum”). If within an hour from the time appointed for holding a meeting a Quorum is not present, the meeting shall be dissolved and it shall stand adjourned to the same day in the next week (or the business day following such day, if such day is not a business day) at the same time and place and two shareholders then present at such adjourned meeting, in person or by proxy or by a voting deed, shall constitute a Quorum.

Abstentions are counted in determining if a Quorum is present.

Proxy

You can vote your shares by attending the Meeting or by completing and signing a proxy card. Attached is the proxy card for the Meeting that is being solicited by our board of directors. If you are voting by proxy, please follow the instructions on the proxy card. We encourage all shareholders to vote by proxy, even if attending the Meeting.

We are mailing copies of this invitation and the proxy card to our shareholders of record as of the Record Date, and we will solicit proxies primarily by mail and e-mail. The original solicitation of proxies by mail and e-mail may be further supplemented by solicitation by telephone, mail, e-mail and other means by certain of our officers, directors and employees (who will not receive additional compensation for these services). We will bear the cost of external solicitors and of the solicitation of the proxy cards, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of our Ordinary Shares.

We will not be able to count a proxy card unless we receive it, accompanied by a copy of (a) the shareholder's Identification Card, passport, or Incorporation Certificate (if applicable), with respect to a shareholder who is registered in the register of shareholders of the Company, and (b) with proof of ownership, as specified above, with respect to a shareholder whose shares are registered under the name of a member of a stock exchange. We will not be able to count a proxy card unless we receive it at our principal executive offices at 37 Dereh Menachem Begin St., Tel Aviv 6522042, Israel or at our transfer agent, Vstock Transfer, LLC, at 18 Lafayette Place, Woodmere, NY 11598 in the enclosed envelope, by Sunday, March 15, 2015 at 10:00 am Israel time, which is Sunday, March 15, 2015, at 3:00 am Eastern standard time.

If you sign and return the enclosed proxy card, your shares will be voted in favor of all of the proposed resolutions, whether or not you specifically indicate a “FOR” vote, unless you specifically abstain or vote against a specific resolution. On all matters considered at the Meeting, abstentions will be treated as neither a vote “FOR” nor “AGAINST” the matter, although they will be counted in determining if a Quorum is present.

By order of the Board of Directors,

/s/ Mr. Fredric Price

Mr. Fredric Price
Executive Chairman of the Board of Directors

February 10, 2015

BIOBLAST PHARMA LTD.

TEL-AVIV, ISRAEL

_____________________

PROXY STATEMENT

_____________________

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of ordinary shares, NIS 0.01 nominal value per share (“Ordinary Shares”), of BioBlast Pharma Ltd. (“Company”) in connection with the solicitation by the board of directors of proxies for use at the Extraordinary General Meeting of Shareholders, or at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders. The meeting will be held on Wednesday, March 18, at 10:00 a.m. (Israel Time), at the offices of the Company's counsel (Zysman, Aharoni, Gayer & Co.) at "Beit Zion", 41-45 Rothschild Blvd., 8th Fl., Tel Aviv 65784, Israel (“Meeting”).

SOLICITATION OF PROXIES

The agenda for the Meeting is as follows:

1.	Approval of Employment Terms of the Company’s New President and Chief Executive Officer, Mr. Colin Foster.

2.	Approval of the Compensation Terms of Dr. Dalia Megiddo, in her New Position as Chief Development Officer.

3.	Approval of a Bonus to Mr. Udi Gilboa, the Company’s Chief Financial Officer and VP of Operation.

ITEM 1 – APPROVAL OF EMPLOYMENT TERMS OF THE COMPANY’S NEW PRESIDENT AND CHIEF EXECUTIVE OFFICER, MR. COLIN FOSTER.

Pursuant to an amendment to the Israeli Companies Law, all Israeli public companies, including companies whose shares are publicly-traded only outside of Israel, such as the Company, are required to adopt a written compensation policy for their executives, which addresses certain items prescribed by the Israeli Companies Law, within nine months of the consummation of their initial public offering. The Company is in the process of adopting such compensation policy before the end of the nine months period. Until the adoption of such a policy, the approval of the compensation of a chief executive officer who is also a director requires the Compensation Committee and Board of Directors to take into account a list of considerations dictated under the Companies Law, which was done. In connection with the appointment of Mr. Foster as President, Chief Executive Officer and a director of the Company, the Company’s Compensation Committee and the Board of Directors approved and recommend the shareholders to approve, Mr. Foster’s employment terms substantially in the form attached hereto as Exhibit A, and further determined that such terms are advisable and in the best interest of the Company.

In making its recommendation, the Compensation Committee and Board of Directors reviewed the list of considerations required to consider for the approval of the compensation terms of a chief executive officer who is also a director, including (a) Mr. Foster’s education, skills, expertise, professional experience, and achievements; (b) Mr. Foster’s position, responsibilities, and previous compensation arrangements; and (c) the ratio between Mr. Foster’s office and employment proposed terms and the salary of other Company employees and contractors, in particular the ratio between the average salary and the median salary of such employees and the effect of such differences on work relations within the Company; and

It is therefore proposed that the following resolution be adopted at the meeting:

“RESOLVED to approve the compensation terms of Mr. Colin Foster in connection with his office as President and Chief Executive Officer as set forth in Exhibit A attached hereto.”

The affirmative vote of a majority of the shares voting on the matter is required to approve this resolution, providing either (i) included in such majority is at least a majority of the shares of shareholders who are non-controlling shareholders and do not have a personal interest in the said resolution (excluding for such purpose any abstentions disinterested majority); or (ii) the total number of shares of shareholders specified in clause (i) who voted against this resolution does not exceed two percent (2%) of the voting rights in the Company.1

The Company‘s board of directors unanimously recommends that you vote “FOR” the proposal included in this Item.

ITEM 2 –APPROVAL OF THE COMPENSATION TERMS OF DR. DALIA MEGIDDO, IN HER NEW POSITION AS CHIEF DEVELOPMENT OFFICER.

As disclosed in the Company’s prospectus dated July 31, 2014, Dr. Megiddo, who is the Company’s co-founder, has served as a Chief Executive Officer and director since the Company’s inception. Dr. Megiddo engagement with the Company was conducted in the form of a services agreement. On January 29, 2015, following the appointment of Mr. Colin Foster as the Company’s President and Chief Executive Officer, Dr. Megiddo was appointed as the Company’s Chief Development Officer. Under her new position, Dr. Megiddo will be directly employed by the Company, under an employment agreement.

1 In connection with your vote, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in the election of the external director and additional resolutions above (excluding a personal interest that is not related to a relationship with a controlling shareholder). Under the Israeli Companies Law, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the company, other than by reason of being a director or other office holder of the company, and you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than BioBlast Pharma Ltd. that is affiliated with you has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of the Company’s shares, or to a matter that is not related to a relationship with a controlling shareholder.

As mentioned above, pursuant to an amendment to the Israeli Companies Law, all Israeli public companies, including companies whose shares are publicly-traded only outside of Israel, such as the Company, are required to adopt a written compensation policy for their executives, which addresses certain items prescribed by the Israeli Companies Law, within nine months of the consummation of their initial public offering. The Company is in the process of adopting such compensation policy before the end of the nine months period. Until the adoption of such a policy, the approval of the compensation of an officer who is also a director requires shareholders approval in a special majority (as provided for below) and that the Compensation Committee and Board of Directors take into account a list of considerations dictated under the Companies Law, which was done. Following the appointment of Dr. Megiddo, the Company’s Compensation Committee and Board of Directors approved and further recommends the shareholders to directly employ Dr. Megiddo and to determine compensation terms as set forth in Exhibit B.

In making its recommendation, the Compensation Committee and Board of Directors reviewed the list of considerations required to consider for the approval of the compensation terms of an officer who is also a director, including (a) Dr. Megiddo’s education, skills, expertise, professional experience, and achievements; (b) Dr. Megiddo’s position, responsibilities, and previous compensation arrangements; and (c) the ratio between Dr. Megiddo’s office and employment proposed terms and the salary of other Company employees and contractors, in particular the ratio between the average salary and the median salary of such employees and the effect of such differences on work relations within the Company; and

It is therefore proposed that the following resolution be adopted at the meeting:

“RESOLVED, to approve the terms of compensation of Dr. Megiddo in her position as Chief Development Officer, under a standard employment agreement, as set forth in Exhibit B attached hereto.”

The affirmative vote of a majority of the shares voting on the matter is required to approve this resolution, providing either (i) included in such majority is at least a majority of the shares of shareholders who are non-controlling shareholders and do not have a personal interest in the said resolution (excluding for such purpose any abstentions disinterested majority); or (ii) the total number of shares of shareholders specified in clause (i) who voted against this resolution does not exceed two percent (2%) of the voting rights in the Company.2

The Company‘s board of directors unanimously recommends that you vote “FOR” the proposal included in this Item.

ITEM 3 – APPROVAL OF A BONUS TO MR. UDI GILBOA, THE COMPANY’S CHIEF FINANCIAL OFFICER AND VP OF OPERATIONS.

As disclosed in the Company’s prospectus dated July 31, 2014, Udi Gilboa, who is the Company’s co-founder, has served as Chief Financial Officer, Senior Vice President of Operations and director since the Company’s inception.

As mentioned above, pursuant to an amendment to the Israeli Companies Law, all Israeli public companies, including companies whose shares are publicly-traded only outside of Israel, such as the Company, are required to adopt a written compensation policy for their executives, which addresses certain items prescribed by the Israeli Companies Law, within nine months of the consummation of their initial public offering. The Company is in the process of adopting such compensation policy before the end of the nine months period. Until the adoption of such a policy, the approval of the compensation of an officer who is also a director requires shareholders approval in a special majority (as provided for below) and that the Compensation Committee and Board of Directors take into account a list of considerations dictated under the Companies Law, which was done. After reviewing Mr. Gilboa's efforts and excellent services during and following the public offering and the transition from a private to a public company and his major contribution to the Company, the Compensation Committee has recommended and approved, and the and Board of Directors has further approved and recommends, that shareholders approve a special bonus to Mr. Gilboa in the amount of $70,000 (the “Bonus”).

2 See footnote 1 above.

In making its recommendation, the Compensation Committee and Board of Directors considered various factors, including (a) Mr. Gilboa's education, skills, expertise, professional experience, and achievements; (b) Mr. Gilboa's position, responsibilities, and previous compensation arrangements; and (c) the ratio between Mr. Gilboa's office and employment terms and the salary of other Company employees and contractors, in particular the ratio between the average salary and the median salary of such employees and the effect of such differences on work relations within the Company. The Compensation Committee further reviewed comparable industry data, data of peer companies in the industry, the responsibilities and duties performed by Mr. Gilboa, the equity and compensation for comparably situated chief financial officers, and the estimation of Mr. Gilboa's expected contributions to the future growth and success of the Company.

It is therefore proposed that the following resolution be adopted at the meeting:

“RESOLVED, to approve the grant of a Bonus to Mr. Udi Gilboa in the amount of $70,000 based on the description above.”

The affirmative vote of a majority of the shares voting on the matter is required to approve this resolution, providing either (i) included in such majority is at least a majority of the shares of shareholders who are non-controlling shareholders and do not have a personal interest in the said resolution (excluding for such purpose any abstentions disinterested majority); or (ii) the total number of shares of shareholders specified in clause (i) who voted against this resolution does not exceed two percent (2%) of the voting rights in the Company.3

The Company‘s board of directors unanimously recommends that you vote “FOR” the proposal included in this Item.

3 See footnote 1 above.

Exhibit A

TERMS OF EMPLOYMENT

The following is a summary of the main proposed terms of the employment agreement for Mr. Colin Foster (the "Executive"):

Title	President and Chief Executive Officer.
Directorship	The Executive will also serve as a member of the Board of Directors of the Company (the “Board”) during his employment term with no additional cash or equity compensation for his service in such capacity.
Base Salary	$380,000 per year, paid in gross.
Bonus	Based on achievement of performance goals as shall be annually determined by the Board, subject to the Company’s compensation policy. In the first year, and until otherwise determined thereafter, Executive will be eligible for a bonus in an amount not to exceed forty percent (40%) of the Base Salary.
Equity	Option to purchase 498,067 shares (equal to 3.5% of the issued and outstanding ordinary shares of the Company) at an exercise price that equals to the closing price of the Company’s ordinary shares on the Nasdaq on January 28, 2015, vesting quarterly over three years. If there is a change of control in the Company all unvested options shall immediately vest. Unless otherwise provided the rest of the terms of the option grant shall be as set forth in the Company’s 2013 Incentive Option Plan (the “Plan”).
Benefits	The Executive will be entitled to participate in all benefit plans made available to global chief executive officers of other similarly situated bio-pharmaceutical companies based in the United States.
Reimbursement of Expenses	The Executive will be entitled to reimbursement of business-related expenses as well as cost of legal review of Executive’s employment agreement.
Term	The initial term of the agreement shall extend until December 31, 2017 (the “Employment Period”). The Employment Period shall automatically renew for an additional two year period unless notice is provided 120 days prior to the expiration thereof.

Termination:

(a) Termination for Cause or Resignation without Good Reason –

1.    Executive shall be entitled to receive the (i) the portion of Executive’s Base Salary earned through the date of Executive’s termination or resignation not yet paid to Executive, and (ii) any expenses owed to Executive as of the date of Executive’s termination or resignation (the “Accrued Rights”); and

2.    If Executive resigns without Good Reason, subject to earlier termination in connection with a corporate transaction as set forth in the Plan, or the natural termination of any particular option, the exercise period for the options that are vested and exercisable on the date of Executive’s resignation shall end three months from the date of Executive’s resignation. Subject to the prior sentence, and unless the Executive and the Company agree or the Plan administrator determines otherwise, any options that are unvested on the date of resignation without Good Reason or termination for Cause shall be immediately forfeited.

(b) Termination Other Than For Cause, Resignation with Good Reason or Mutual Separation or Non Renewal of the Employment Agreement

Subject to Executive signing a general release of claims (a “Release”), Executive shall be entitled to receive:

1.    A lump-sum payment in an amount equal to the Severance Multiple (defined below) times the sum of (A) the Base Salary for the year in which the termination occurs and (B) an amount not less than 50% of the target Bonus for such year. “Severance Multiple” shall mean: (i) if Executive is terminated by the Company without Cause or by Executive for Good Reason, in each case, the number two; (ii) if Executive is terminated by the Company in connection with a bankruptcy or a wind-down or other liquidation of the Company that is not defined as a change in control, then the Severance Multiple shall be determined by the Board but in no case shall it exceed one-half; (iii) if Executive is terminated because the parties have not renewed the Employment Period, then the Severance Multiple shall be the number one;

2.    Subject to earlier termination in connection with a corporate transaction as set forth in the Plan, or the natural termination of any particular option, the exercise period for options that are vested and exercisable on the date of Executive’s termination shall end one year from the date of termination;

3.    Continued vesting in accordance with the terms of the applicable option agreements of any unvested options through the end of the quarter following the quarter in which the date of termination occurs, and any options that are unvested as of such date shall be immediately forfeited; and

4.    The Accrued Rights.

(c) Termination in Connection with a Change in Control.

In the event that Executive is offered but does not accept a position (commensurate with Executive’s previous levels of responsibilities) or if Executive is not offered a position commensurate with Executive’s previous level of responsibilities with the company that gains control of the Company within a thirty days period following a change in control and Executive terminates employment, then subject to Executive signing and not revoking a Release, Executive shall be entitled to receive:

1.    A lump-sum payment in an amount equal to the sum of (A) the Base Salary for the year in which the termination occurs and (B) an amount not less than 50% of the target Bonus for the year in which the termination occurs;

2.    Subject to earlier termination in connection with a corporate transaction as set forth in the Plan, or the natural termination of any particular Option, the exercise period for the Options that are vested and exercisable on the date of Executive’s termination shall end one year from the date of termination;

3.    Regardless of termination, the vesting of all Options granted to the Executive automatically upon a change in control; and

4.    The Accrued Rights.

(d) Termination Upon Death or Disability.

1.    In the case of death, the Executive’s legal representative shall be entitled to the Base Salary through the last day of the month in which the death occurred, pro-rata bonus, full payment of six months healthcare benefits to the Executive’s dependents and right to exercise vested options for a year after the death occurred.

2.    In the case of disability, Executive shall be entitled to three months salary, pro-rated bonus and right to exercise vested options for a year after the death occurred.

Non-Compete:	Generally, two-years post-termination. Subject to a termination other than for Cause, if Executive resigns for Good Reason or if the Company elects not to renew the Employment Period, then one-year post-termination.

Exhibit B

The following is a summary of the proposed terms of the employment agreement for Dr. Dalia Megiddo (the "Executive"):

Title:	Chief Development Officer.
Directorship:	The Executive may continue to serve as a member of the Board of Directors of the Company (the “Board”) with no additional cash or equity compensation for her service in such capacity.
Base Salary:	$250,000 per year, paid in gross.
Bonus:	Based on achievement of performance goals as shall be annually determined by the Board, subject to the Company’s compensation policy. Executive will be eligible for a bonus in an amount not to exceed thirty percent (30%) of the Base Salary.
Social and Other Benefits	Executive is entitled to benefits that are provided for by Israeli law or that are customary for senior executives in Israel, including the right to use (and all related fixed and variable costs in respect of) a leased car and cellular telephone. Executive is also entitled to company contributions of her gross monthly salary towards certain pension, severance, disability and study fund.

BioBlast Pharma Ltd.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints Mr. Fredric Price, Executive Chairman of the Board, Mr. Colin Foster, President and Chief Executive Officer, Mr. Udi Gilboa, Chief Financial Officer and Ronen Twito, VP Finance, and each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of BioBlast Pharma Ltd. (the “Company”) which the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders (the “Extraordinary Meeting”) to be held at the offices of the Company's counsels (Zysman, Aharoni, Gayer & Co.) at "Beit Zion", 41-45 Rothschild Blvd., 8th Fl., Tel Aviv, Israel, on Wednesday, March 18, 2015, at 10:00 a.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement relating to the Extraordinary General Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

BioBlast Pharma Ltd.

March 18, 2015

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED EVNELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☐

1. Approval of Employment Terms of the Company’s New President and Chief Executive Officer, Mr. Colin Foster.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2. Approval of the Compensation Terms of Dr. Dalia Megiddo, in her New position as Chief Development Officer.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3.	Approval of a Bonus to Mr. Udi Gilboa, the Company’s Chief Financial Officer and VP of Operations.

☐	FOR	☐	AGAINST	☐	ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Extraordinary Meeting or any adjournment or postponement thereof.

By signing this Proxy, the undersigned hereby declares not to be a “Controlling Shareholder” or have a “Personal Interest”, as such terms are defined in the Israeli Companies Law, 1999, with respect to any of the proposals above.

Note: Please contact the Company if you have any questions or reservations with respect to the declaration above.

, 2015

NAME	SIGNATURE	DATE

, 2015

NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.